May 29, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0406

Attention: Perry J. Hindin

Re:	DayStar Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 25, 2007
Registration No. 333-140803

Ladies and Gentlemen:

This letter is being furnished on behalf of DayStar Technologies (the “Company”) in response to comments contained in the letter dated March 16, 2007 (the “Letter”) from Perry J. Hindin of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Stephan DeLuca, Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form SB-2, as amended (the “Registration Statement”) that was filed with the Commission on February 20, 2007 and February 26, 2007. Amendment No. 2 to the Registration Statement (“Amendment No. 2”), including the prospectus contained therein, was filed via Edgar on behalf of the Company with the Commission on May 25, 2007.

Please note that Amendment No. 2 includes, in addition to the changes discussed below, other updates to the information disclosed relating to recent developments at the Company.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 2 as marked.

General

Overview

1.

It appears that you intend your registration statement to cover the resale of securities that are being offered by affiliates in large amounts. Generally, we view resale transactions by related parties of this amount as an offering “by or on behalf of the issuer” for purposes of Rules 415(a)(4). Under that rule, equity securities offered by or on behalf of the registrant cannot be sold as an “at the market offering” unless the

Securities and Exchange Commission

May 29, 2007

offering comes within paragraph (a)(1)(x) of Rule 415. Your offering does not appear to meet that requirement. Please advise us why you believe your offering does meet these requirements.

RESPONSE: The shares held by Millennium Partners, L.P., Phoenix Partners, LP, Phoenix Partners II, LP, Phaeton International (BVI), Ltd. and PreX Capital Partners, LLC and LC Capital Master Fund, Ltd. have been removed from the Registration Statement. The Registration Statement covers the resale of a small number of securities held by non-affiliates.

2. Please update your beneficial ownership table to reflect the restructuring and private placement of the convertible notes, warrants and common stock disclosed on pages 1 through 4 of your prospectus.

RESPONSE: The beneficial ownership table contained in Amendment No. 2 has been revised in response to the Staff’s comment.

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If you require additional information, please telephone the undersigned at (617) 570-1121.

Sincerely,

/s/ Stephen T. Adams
Stephen T. Adams